SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 31)*

CVR Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

12662P108

(CUSIP Number)

Jesse A. Lynn, Esq.

General Counsel

Icahn Enterprises L.P.

16690 Collins Avenue, PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

The Schedule 13D filed with the Securities and Exchange Commission on January 13, 2012 (as previously amended, the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the “Shares”), issued by CVR Energy, Inc. (the “Issuer”), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D, as amended.

Item 4. Purpose of Transaction.

Item 4 of the Initial 13D is hereby amended and supplemented as follows:

On November 8, 2024, Icahn Enterprises L.P. (“IEP”) delivered a proposal to the Board of Directors of the Issuer pursuant to which IEP proposed that Icahn Enterprises Holdings L.P. (“IEH”) (or a subsidiary thereof) would commence a tender offer to acquire up to 15 million additional Shares (the “Maximum Tender Amount”) for a purchase price of $17.50 per Share. The proposed purchase price represents a premium of approximately 6% to the closing price of the Shares on November 7, 2024 and a premium of approximately 5% to the volume-weighted average price of the Shares during the last 7 trading days.  IEP is proposing the tender offer because it believes that the Shares are undervalued in the market and represent an attractive investment opportunity, and that the Issuer’s shareholders will benefit from an opportunity to sell their Shares at a premium to their trading price.

IEP’s proposal contemplates that IEH (or a subsidiary thereof) would acquire all Shares properly tendered in the tender offer up to the Maximum Tender Amount, and that the tender offer will not be subject to a minimum tender condition.  Furthermore, IEP is willing to agree with the Issuer to certain contractual provisions for the benefit of the Issuer’s public stockholders following completion of the tender offer.  It is IEP’s expectation that a Special Committee of independent directors of CVR will consider our proposal and such other terms, and make a recommendation to the Issuer’s stockholders or determine to remain neutral with respect to the tender offer.  IEP currently beneficially owns, directly and indirectly, 66,692,381, or 66.3%, of the outstanding Shares and, if the proposed tender offer were to be fully or over-subscribed, IEP would beneficially own, directly and indirectly, 81,692,381 Shares, or 81.3%, of the outstanding Shares.

On October 28, 2024, the Issuer announced that it has determined not to pay a cash dividend for the third quarter of 2024.  Each of Ted Papapostolou, the Chief Financial Officer of IEP, Stephen Mongillo, a director of Icahn Enterprises G.P. Inc., the general partner of IEP, and Dustin DeMaria, Financial Analyst of IEP, each of whom serves as a director on the Issuer’s Board of Directors, recused themselves from the Board’s deliberation and approval with respect to the suspension of the Issuer’s dividend.

On November 8, 2024, IEP issued a press release announcing that it intends to commence the tender offer. A copy of the press release is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The exhibit list in Item 7 of the Initial 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 2 Press Release dated November 8, 2024

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

IEP ENERGY HOLDING LLC

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer and Secretary

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer, Treasurer and Secretary

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer and Secretary

BECKTON CORP.

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Vice President

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 31 to Schedule 13D - CVR Energy, Inc.]